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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	The Company					Historical Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	For the Period September 28, 2010 through December 31, 2010	For the Period January 1, 2010 through September 27, 2010
Earnings:
Net income (loss)	$40,052	$31,612	$10,716	$(10,779)	$(10,722)	$(1,555)
Add: Fixed charges	14,639	12,016	10,792	10,971	3,443	3,289
Add: Amortization of capitalized interest	1,128	679	369	277	29	87
Less: Capitalized interest	(4,633)	(4,362)	(1,837)	(1,592)	(26)	(524)

Total earnings (loss)	$51,186	$39,945	$20,040	$(1,123)	$(7,276)	$1,297

Fixed charges:
Interest expense (including amortization of deferred financing costs)	$5,311	$2,689	$5,236	$5,275	$2,325	$1,590
Capitalized interest	4,633	4,362	1,837	1,592	26	524
Interest within rental expense	4,695	4,965	3,719	4,104	1,092	1,175

Total fixed charges	14,639	12,016	10,792	10,971	3,443	3,289

Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	3.50	3.32	1.86	(1)	(1)	(1)

(1)
The shortfall of earnings (loss) to combined fixed charges for the year ended December 31, 2011, for the period from September 28, 2010 to December 31, 2010, and for the period from January 1, 2010 to September 27, 2010, was $12.1 million, $10.7 million and $2.0 million, respectively.

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (in thousands)